Exhibit 99.1

YY Announces Receipt of Withdrawal of Buyer Group’s Going Private Proposal

Board Authorizes Repurchase Program for Up to $200 Million of Shares and Convertible Notes

GUANGZHOU, CHINA, June 15, 2016 – YY Inc. (NASDAQ : YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced that the special committee of the Company’s board of directors (the “Board”) received a letter from Mr. Jun Lei, Chairman of the Board, and Mr. David Xueling Li, director and Chief Executive Officer of YY (together, the “Buyer Group”), stating that the Buyer Group would withdraw the non-binding going private proposal (the “Proposal”) dated July 9, 2015, with immediate effect. The letter stated that, having given due consideration to recent unfavorable market conditions, the Buyer Group had determined not to proceed with the Proposal.

In addition, the Company announced that the Board has authorized a program under which YY over the next 12 months may repurchase up to an aggregate of US$200 million worth of its shares (including shares represented by American depositary shares (“ADSs”)) and its convertible senior notes due in 2019. Share and convertible note repurchases under this program may be made through open market transactions, privately negotiated transactions off the market and/or other legally permissible means from time to time as market conditions warrant in compliance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ADSs and other factors. This share and convertible note repurchase program will be funded by the Company’s available cash balance.

About YY

YY is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company's core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$910 million in the fiscal year 2015.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. For additional information on important factors that could adversely affect YY’s business, financial condition, results of operations, and prospects, please see YY’ filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Investor Relations Contacts

YY Inc.

Yuffie Fu

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 915-1611

Email:IR@YY.com